September 10, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	David Lin

Re:	The Charles Schwab Corporation

Registration Statement on Form S-4

File No. 333-259030

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Charles Schwab Corporation, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S–4 (File No. 333- 259030), as amended, to 12:00 p.m. Eastern Time on September 13, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Teresa Johnson of Arnold & Porter Kaye Scholer LLP to orally modify or withdraw this request for acceleration.

Please contact Teresa Johnson of Arnold & Porter Kaye Scholer LLP at (415) 471-3157 or Teresa.Johnson@arnoldporter.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

/s/ Peter Crawford

Executive Vice President and

Chief Financial Officer,

The Charles Schwab Corporation

cc: Teresa Johnson, Arnold & Porter Kaye Scholer